June 1, 2006
BY EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Jim B. Rosenberg Senior Assistant Chief Accountant
Re:	Hub International Limited Form 10-K for the Fiscal Year Ended December 31, 2005 Filed March 13, 2006 File Number: 001-31310
Dear Mr. Rosenberg:
Hub International Limited (the “Company”) hereby acknowledges receipt of the comment letter, dated May 26, 2006 (the “Comment Letter”), from the staff of the Securities and Exchange Commission concerning the above captioned Annual Report on Form 10-K for the fiscal year ended December 31, 2005.
The Company intends to respond to the Comment Letter by the end of June 2006 in accordance with the protocol set forth in the Comment Letter.
We appreciate your assistance in this matter. Please direct all questions or comments regarding this filing to me at 312-279-4886.
Sincerely,
/s/  Marianne D. Paine
Marianne D. Paine
Chief Legal Officer
cc:	Martin P. Hughes Dennis J. Pauls Hub International Limited Adam M. Givertz Shearman & Sterling LLP